Mail Stop 03562-CF/AD 11
      						July 7, 2005

Via U.S. Mail and Fax (912) 598-8776

Mr. Stephen D. Barnhill, M.D.
Chief Executive Officer
Health Discovery Corporation
1116 South Old Temple Road
Lorena, TX 76655

	RE:	Health Discovery Corporation
      Form 10-KSB for the fiscal year ended December 31, 2004
      Form 10-QSB for the period ended March 31, 2005
		File No. 333-62216

Dear Mr. Barnhill:

      We have reviewed your supplemental response letter dated
JJune
8, 2005 as well as the above referenced filings and have the following additional comment. As noted in our comment letter dated
May 16, 2005, we have limited our review to your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange
Act of 1934. Please address the following comments in the future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so that we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.




Health Discovery Corporation
July 7, 2005
Page 2

Form 10-KSB for the year ended December 31, 2004

1. Clyde Bailey`s letter dated May 11, 2005 to us indicated that they
have withdrawn their consent included in the recent Form SB-2 filed
by you.   Please ask your auditors- Clyde Bailey to confirm us
directly, whether they have not withdrawn their report included in the Form 10-KSB for the year ended December 31, 2004.

Form 10-QSB for the period ended March 31, 2005

Additional Funding Requirement, page 7

2. You indicate that you have sufficient cash to continue operations through August, 2005 based on your current cash flows. Please tell us what consideration was given to the requirements of Section 607.02 of the Financial Reporting Codification which requires that due to your financial difficulties and in absence of any viable plan to generate sufficient cash to support the operations during the twelve month period following the date of the financial statements, the financial statements should be prepared on the liquidation basis rather than on the going concern basis.


		* * * * * *


      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Health Discovery Corporation
July 7, 2005
Page 3


      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Please file your response letter on EDGAR.  You may contact Gopal Dharia, Staff Accountant, at
(202)
551-3353 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.


							Sincerely,


							Larry Spirgel
							Assistant Director
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